UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 22, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Assets Acquired

Senior Mortgage Loan – SC GROUP 6845 FIGUEROA, LLC

On August 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two single family homes on approximately 18,400 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and planned to obtain approval of all entitlements for twelve small lot homes. As of the date of this disclosure, the project has received entitlement approval for twelve small lot homes, and has begun additional work to further entitle the project including site work and design.

The Stradella Court – La Prada Senior Loan was originally scheduled to mature on February 4, 2019 (the “Stradella Court – La Prada Maturity Date”) and Stradella Court - La Prada had the ability to extend the Stradella Court - La Prada Maturity for two periods of six months. In lieu of exercising those extension options, on February 3, 2019, Stradella Court – La Prada executed a loan modification extending the maturity date to May 3, 2019 and increasing the loan principal to $2,396,545 to account for a fully-funded interest reserve during the extension period and construction reserve for the remaining construction costs. The Borrower missed its window to exercise its first extension option, so it requested additional time and additional proceeds to allow for more time to find a suitable buyer of the entitled land and to make the entitled land more attractive to potential buyers by continuing to add value to the property. All installments of interest have been paid in full through and including the date of the loan modification. The modified loan will bear interest at a rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the new maturity date of May 3, 2019. As of the modification closing date, the Stradella Court - La Prada Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 81.4%, based upon the earlier appraisal.

Single Family Home Rental Controlled Subsidiaries

Rental Controlled Subsidiaries Asset Summaries

The following table summarizes the single-family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio level projected annual returns for our Los Angeles Single Family Rental Portfolio was 6.3% - 11.8%, as disclosed on December 17, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
G55	90016	3 / 2	1,500	3/27/2019	$728,000	$2,500

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND - LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   April 22, 2019